FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Corporation

CGI Group Inc. (“CGI” or the “Company”)

1130 Sherbrooke Street West, 7th floor

Montréal, Québec

H3A 2M8

Item 2.	Date of Material Change

January 31, 2006.

Item 3.	Press Release

Two Press Releases were issued by the Company via Canada Newswire on January 31, 2006 from Montréal, Quebec.

Item 4.	Summary of Material Change

CGI announced that its Board of Directors has authorized the renewal of a normal course issuer bid (“Issuer Bid”) and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares (“Shares”) during the next year. The Company has received the approval from the Toronto Stock Exchange (“TSX”) for its intention to make an Issuer Bid.

CGI also announced that it has decided to make some adjustments to the responsibilities of its senior management.

Item 5.	Full Description of Material Change

CGI announced that its Board of Directors has authorized the renewal of the Issuer Bid and the purchase of up to 10% of the public float of the Company’s Shares during the next year through the Issuer Bid. The Company has received the approval from the TSX for its intention to make an Issuer Bid.

The Issuer Bid enables CGI to purchase on the open market through the facilities of the TSX up to 29,288,443 Shares for cancellation. At the close of business on January 27, 2006, there were 297,298,451 Shares of the Company outstanding of which approximately 98.5% were widely held. The Shares may be purchased under the Issuer Bid commencing February 3, 2006 and ending no later than February 2, 2007, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

CGI also announced that it has decided to make some adjustments to the responsibilities of its senior management. Effective as of January 31, 2006, Serge

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Godin, currently Chairman of the Board and Chief Executive Officer, took the position of Executive Chairman of the Board and Founder of CGI, and appointed Michael E. Roach, previously President and Chief Operating Officer, as President and Chief Executive Officer of CGI. Michael Roach will continue to report to Serge Godin and the composition of the CGI Executive Committee remains unchanged and includes Serge Godin, Michael Roach, André Imbeau, Co-Founder, Executive Vice-President and Chief Financial Officer and Treasurer and Paule Doré, Executive Vice-President and Chief Corporate Officer and Secretary. These executives previously reporting to Mr. Godin will now report to Mr. Roach.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Paule Doré, Executive Vice-President and Chief Corporate Officer and Secretary

Tel:	514-841-3200
Fax:	514-841-3299

Item 9.	Date of Report

DATED this 3rd day of February, 2006.

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